ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 26, 2021	Christopher D. Labosky T +1 617 235 4732 christopher.labosky@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Pre-Effective Amendment No. 1 to the JOHCM Funds Trust Registration Statement on Form N-1A (File No. 811-23615)

Ladies and Gentlemen:

On behalf of JOHCM Funds Trust (the “Trust”), a Massachusetts business trust, enclosed for filing under both the Securities Act of 1933 and the Investment Company Act of 1940 is the Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A, as filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2020 (the “Registration Statement”).

The purpose of this Amendment is to respond to comments on the Registration Statement provided by the SEC staff in a letter dated December 2, 2020 and to make certain other updates and revisions.

Note that the Funds covered by this Amendment (the “Funds”) have been organized, and are being registered, in order to serve as the surviving funds in “shell reorganizations” with series of another registered investment company. With the exception of shares to be issued in connection with the reorganizations (which the Funds intend to register under a separate registration statement on Form N-14), no Fund will commence a public offering of its shares unless and until the funding of the Trust, through the completion of one or more reorganizations, with at least $100,000.

Please direct any questions you may have with respect to this filing to me (at 617-235-4732) or to George Raine (at 617-951-7556) of this firm.

Sincerely,

/s/ Christopher D. Labosky
Christopher D. Labosky